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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                             TN-K ENERGY GROUP INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.03 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88874W107
 -------------------------------------------------------------------------------
                                  (CUSIP Number)

                                September 20, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)

[X] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES
OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 4 Pages

CUSIP NO. 88874W107
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lecil E. Smith
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 3,206,989
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     3,206,989
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                         0
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,206,989
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   7.8%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
- --------------------------------------------------------------------------

                                Page 2 of 4 Pages

        This Amendment No. 2 to Schedule 13G amends and restates the Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission (SEC) on September 30, 2004 (Amendment No. 1) by the Reporting Person, which amended and restated the initial statement on Schedule 13G filed with the SEC on August 31 2004 (Initial Statement) by the Reporting Person. Amendment No. 1 is being amended and restated to reflect a convertible promissory note transaction entered into by and between the Issuer and the Reporting Person on September 20, 2005 (Convertible Note). The Convertible Note bears interest at 7% per annum and is convertible into shares of common stock at the option of the holder at conversion price of $0.25 per share. On April 27, 2010, the Reporting Person elected to convert the principal amount and all accrued but unpaid interest due under the Convertible Note into an aggregate of 2,561,049 shares of the Companys common stock, in accordance with the terms of the Convertible Note originally issued in September 2005.


ITEM 1(a)        NAME OF ISSUER:

                 TN-K ENERGY GROUP INC.
                 (formerly known as Digital Lifestyles Group, Inc.)

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 649 Sparta Highway
                 Suite 102
                 Crossville, TN 38555

ITEM 2(a)        NAME OF PERSON FILING:

                 Lecil E. Smith

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 1872 West Avenue
                 Suite 102
                 Crossville, TN 38555

ITEM 2(c)        CITIZENSHIP:

                 Mr. Smith is a United States citizen.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $0.03 par value

ITEM 2(e)        CUSIP NUMBER: 88874W107

ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.
                 240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                 N/A

ITEM 4.          OWNERSHIP:

ITEM 4(a)        Amount beneficially owned:
                 Mr. Smith may be deemed the beneficial owner of 3,206,989
                 Shares.

                               Page 3 of 4 Pages

ITEM 4(b) Mr. Smith may be deemed to beneficially own 7.8% of the Issuers total number of shares issued and outstanding as of May 13, 2010. The percentage used herein was calculated based on 41,131,178 shares of Common Stock outstanding as of May 13, 2010, as disclosed in the Issuer's Quarterly Report (10-Q) for the quarterly period ended March 31, 2010 filed with the SEC on May 14, 2010.

ITEM 4(c)        (i)   Sole power to vote or direct the vote: 3,206,989
                 (ii)  Shared power to vote or direct the vote: -0-
                 (iii) Sole power to dispose or direct the disposition:3,206,989
                 (iv)  Shared power to dispose or direct the disposition: -0-


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                    N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                    N/A

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

June 22, 2010
                                              /s/ Lecil E. Smith
                                              ----------------------------------
                                              Lecil E. Smith


                               Page 4 of 4 Pages